Exhibit No. 21.1

SUBSIDIARY OF REGISTRANT

As of June 30, 2016

1.	PHI Capital Holdings, Inc.

Percentage of ownership: 100%
Business activity: Consulting and M&A advisory services.

2.	American Pacific Resources, Inc.

Percentage of Ownership: 100%
Business activity: Natural resources
(This subsidiary is newly-formed and has not begun operation)